UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

VASO ACTIVE PHARMACEUTICALS, INC.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

92232R107

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Masiz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,550,000

	6.	Shared Voting Power NONE

	7.	Sole Dispositive Power 1,550,000

	8.	Shared Dispositive Power NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92232R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BioChemics, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,500,000

	6.	Shared Voting Power NONE

	7.	Sole Dispositive Power 1,500,000

	8.	Shared Dispositive Power NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.5%

12.	Type of Reporting Person (See Instructions) HC

Item 1.
	(a)	Name of Issuer Vaso Active Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 99 Rosewood Drive, Suite 260, Danvers, MA 01923

Item 2.
	(a)	Name of Person Filing BioChemics, Inc. John J. Masiz
	(b)	Address of Principal Business Office or, if none, Residence 99 Rosewood Drive, Suite 260 Danvers, MA 01923
	(c)	Citizenship BioChemics, Inc. is a Delaware corporation John J. Masiz is a United States citizen
	(d)	Title of Class of Securities Class A common stock
	(e)	CUSIP Number 92232R107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
BioChemics, Inc.

BioChemics, Inc. is deemed the beneficial owner of 1,500,000 shares of Class A common stock of the Issuer. All of BioChemics, Inc.’s beneficial ownership of Class A common stock is derived from beneficial ownership of Class B common stock of the Issuer which is convertible into Class A common stock on a share-for-share basis.

(a) Amount beneficially owned: 1,500,000
(b) Percent of class: 44.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,500,000
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,500,000
(iv) Shared power to dispose or to direct the disposition of 0
Item 4.	Ownership
John J. Masiz

Mr. Masiz is deemed the beneficial owner of 1,500,000 shares of Class A common stock of the Issuer.  All of Mr. Masiz’s beneficial ownership of Class A common stock is derived from his controlling interest in BioChemics, Inc.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,500,000
(b) Percent of class: 44.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,500,000
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,500,000
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOCHEMICS, INC.

By:	/s/ John J. Masiz
John J. Masiz
President

By:	/s/ John J. Masiz
John J. Masiz

Date: February 13, 2004

Exhibit 1

                The following table indicates total percentage of voting power of outstanding shares of the Issuer possessed by each group member. Because each share of Class A common stock is entitled to one vote on all matters submitted to the stockholders and each share of Class B common stock is entitled to three votes on all matters submitted to the stockholders, equity percentage is not equivalent to voting percentage.

Stockholder	Voting Percentage

BioChemics, Inc.	57.2%

John J. Masiz	57.2%